December 14, 2004

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Carrie Darling

Dear Sirs/Mesdames:

Re: GoldSpring, Inc. File No. 333-114697 Registration Statement on Form S-1/A Filed November 14, 2004

GoldSpring, Inc. ("GoldSpring") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the registration statement on Form S-1/A filed by GoldSpring with the Securities and Exchange Commission on November 14, 2004 (the "Registration Statement"). The Registration Statement is being withdrawn due to a recent change in management of GoldSpring and a re-evaluation of the financing described in the Registration Statement.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, and, to the best of our knowledge, none of GoldSpring's securities were sold pursuant to the Registration Statement.

GoldSpring requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact William L. Macdonald, counsel for GoldSpring at (604) 643-3118.

Yours truly,

GoldSpring, Inc.

/s/ Stephen Parent

Stephen Parent
President